UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2015 and 2014, and for the year ended December 31, 2015, and the schedules as of December 31, 2015, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	Navistar, Inc.
Plan Administrator

/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller
(Principal Accounting Officer)

June 27, 2016

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2015 AND 2014

C O N T E N T S

Grant Thornton LLP
171 N Clark St Suite 200
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Chicago, IL 60601
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Participants and Administrator

Navistar, Inc. Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Navistar, Inc. Retirement Accumulation Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the

2

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2016

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2015	2014
Assets
Investment in Master Trust, at fair value	$690,214,713	$731,434,676

Receivables
Participant contributions	1,142,735	1,309,294
Employer contributions	21,703,650	25,425,435
Notes receivable from participants	9,265,145	9,506,399

Total receivables	32,111,530	36,241,128

Net assets available for benefits, at fair value	722,326,243	767,675,804

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	68,314	(649,550)

NET ASSETS AVAILABLE FOR BENEFITS	$722,394,557	$767,026,254

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Net investment loss from Master Trust (note C)	($14,074,467)

Interest income on notes receivable from participants	402,593

Contributions
Participant	29,430,915
Employer Retirement	17,233,351
Employer Matching	4,488,356
Rollovers from other qualified plans	1,782,035

Total contributions	52,934,657

Benefits paid to participants	(83,356,790)
Corrective/deemed distributions (net)	(35,264)
Administrative expenses	(414,908)

Decrease in net assets prior to transfers	(44,544,179)

Transfers to other qualified plans within Master Trust, net	(87,518)

NET DECREASE	(44,631,697)

Net assets available for benefits

Beginning of year	767,026,254

End of year	$722,394,557

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.

Contributions and Vesting

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service (“IRS”) dollar amount. Those participants who were age 50 or over during the Plan year are permitted to contribute additional amounts on a pretax basis subject to a prescribed IRS dollar limit. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Subject to Company approval, eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Salary reduction contributions and rollover contributions are fully vested immediately.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Newly hired employees are automatically enrolled in the Plan at an employee deferral contribution rate of 6% of eligible compensation. In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age. Certain Company affiliates may not provide for a retirement contribution. Match and retirement contributions are deposited into participant accounts on an annual basis, as soon as administratively practical after the close of the Plan Year.

Prior to April 1, 2015, the participant had to be employed by the Company or one of its affiliates on the last day of the calendar year in order to be eligible for Company contributions for that year. After this date, if a participant terminated employment prior to the end of the calendar year for any reason except death, involuntary termination or “retirement” as defined under the Plan, then the participant will not receive any Company contributions for that year.

Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.

Non-vested Company matching and retirement contributions are forfeited when a participant terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2015 and 2014, forfeited non-vested accounts approximated $2,591,000 and $2,406,000, respectively. For the employer contributions recognized for the Plan year ended December 31, 2015, approximately $2,951,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2015 and 2014 consisted of funds classified as registered investment companies, common and collective funds or Navistar common stock.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Also, participant accounts are assessed a quarterly recordkeeping fee. The fee was previously adjusted upward or downward, based on revenue sharing estimates for the following year. Revenue sharing is an investment fund paying JPMorgan Retirement Plan Services (now “Empower Retirement” following the acquisition of Great West Financial Services on September 3, 2014) to track an individual’s investment in their fund for them and other related services. Prior to 2015, the annual per participant recordkeeping fee was $51.89. This fee was adjusted downward to $9.12, $2.28 to be paid quarterly, due to revenue sharing. Effective in 2015, all revenue sharing within the Navistar 401(k) investment fund options were eliminated; the expense ratios for those funds previously participating in revenue sharing decreased accordingly. Effective January 1, 2015, the total annual per participant recordkeeping fee is $49.00 per year, $12.25 to be paid quarterly, a decrease from the previous total annual per participant fee of $51.89.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their pre-tax and rollover account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59  1⁄2, or on a hardship basis prior to attaining age 59  1⁄2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan administrator. If the vested balance is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until a later date. If the participant elects to receive a check and the check remains uncashed after 120 days, the Plan administrator will notify the participant that the check remains uncashed. Following an administrative period, if the check remains uncashed, the check will be void and the funds will be rolled over to an individual retirement plan designated by the Plan administrator. If the participant elects to defer commencement, the deferral generally cannot go beyond April 1 of the calendar year following the year in which the participant attains age 70  1⁄2 or retires, whichever is later. At that time, the participant must begin to receive a required minimum distribution.

Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a required minimum distribution.

Administrative Fees

Most administrative expenses of the Plan are paid by the Participants. Certain Plan administrative expenses are paid by Navistar and are expensed as incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Guidance

In May 2015, The FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted.

The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted.

The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

•	Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Common and collective funds: Valued at the net asset value (“NAV”) used as a practical expedient to estimate fair value as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2015 and 2014.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2015 and 2014, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Transfers

Transfers between the Plan and the Navistar, Inc. 401(k) Plan for Represented Employees (“Represented Plan”), which participates in the Master Trust, occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. Net transfers from the Plan for 2015 are $87,518.

NOTE C - MASTER TRUST

Effective August 1, 2015, Great West Trust Company, LLC replaced JPMorgan Case Bank as Trustee for the Plan. All of the Plan’s investment assets are held in a trust account at Great West Trust Company (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - MASTER TRUST - Continued

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2015 and 2014, calculated on a cash basis, are as follows:

	2015	2014
Navistar, Inc. 401(k) Plan for Represented Employees	16.33%	17.47%
Navistar, Inc. Retirement Accumulation Plan	83.67%	82.53%

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2015	2014
Common and collective funds	$449,745,757	$477,890,458
Registered investment companies	359,653,587	385,622,307
Navistar common stock JP Morgan cash investment	15,312,114 161,309	22,847,514 27,143

Total investments, at fair value	824,872,767	886,387,422

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	90,477	(905,630)

Net investments	$824,963,244	$885,481,792

The net investment earnings of the Master Trust for the year ended December 31, 2015, are summarized below:

Dividend and interest income
Common and collective funds	$44,028
Registered investment companies	29,868,992

Total dividend and interest income	29,913,020

Net realized and unrealized appreciation (depreciation) in fair value
Common and collective funds	(502,623)
Registered Investment Companies	(24,035,800)
Navistar stock	(24,687,260)

Net depreciation in fair value	(49,225,683)
Other losses	(2,349)

Net investment losses	$(19,315,012)

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2015 and 2014:

2015	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$516,235	$—	$516,235
Target date (b)	—	207,507,418	—	207,507,418
Index (c)	—	72,632,270	—	72,632,270
Fixed income (d)	—	169,251,143	—	169,251,143

Total common and collective funds	—	449,907,066	—	449,907,066

Registered companies
Equities
Multi cap value	55,860,638	—	—	55,860,638
Large Cap Value	31,590,467	—	—	31,590,467
Large Cap Growth	80,226,593	—	—	80,226,593
Small Cap Core	63,938,741	—	—	63,938,741
Mid Cap Growth	90,628,032	—	—	90,628,032
International Core	37,409,116	—	—	37,409,116

Total registered investment companies	359,653,587	—	—	359,653,587

Navistar common stock	15,312,114	—	—	15,312,114

Total assets at fair value	$374,965,701	$449,907,066	$—	$824,872,767

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - MASTER TRUST - Continued

2014	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$511,173	$—	$511,173
Target date (b)	—	212,241,152	—	212,241,152
Index (c)	—	76,310,604	—	76,310,604
Fixed income (d)	—	188,854,672	—	188,854,672

Total common and collective funds	—	477,917,601	—	477,917,601

Registered investment companies
Equities
Multi Cap Value	68,751,833	—	—	68,751,833
Large Cap Value	35,451,048	—	—	35,451,048
Large Cap Growth	81,859,368	—	—	81,859,368
Small Cap Core	74,244,354	—	—	74,244,354
Mid Cap Growth	86,596,505	—	—	86,596,505
International Core	38,719,199	—	—	38,719,199

Total registered investment companies	385,622,307	—	—	385,622,307

Navistar common stock	22,847,514	—	—	22,847,514

Total assets at fair value	$408,469,821	$477,917,601	$—	$886,387,422

The common and collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a) The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.

(b) The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - MASTER TRUST - Continued

gradually increase as time gets closer to each fund’s target date. Redemption from these funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by Navistar, Inc. and Russell Investments.

(c) The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.

(d) The investment strategy of this category is: (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds, and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

NOTE D - INVESTMENT CONTRACTS

The Master Trust invested in JPMCB Stable Asset Income Fund (the “Fund”); the Plan no longer has direct ownership of Investment Contracts. The Fund is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity. The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The Fund also enters into investment contracts to provide benefit responsive wraps. The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund. There are no unfunded commitments.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE E – CONTINGENCIES

2013 Shareholder Litigation

In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund - Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed in April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of Navistar’s common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, Navistar’s former Executive Vice President and Chief Financial Officer as defendants. These complaints (collectively, the “10b-5 Cases”) contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning its financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the U.S. Securities and Exchange Commission concerning the timing and likelihood of U.S. Environmental Protection Agency (“EPA”) certification of Navistar’s EGR technology to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys’ fees, among other relief.

In May 2013, an order was entered transferring and consolidating all cases before one judge and in July 2013, the Court appointed a lead plaintiff and lead plaintiff’s counsel. The lead plaintiff filed a consolidated amended complaint in October 2013. The consolidated amended complaint enlarged the proposed class period to June 9, 2009 through August 1, 2012, and named fourteen additional current and former directors and officers as defendants. In December 2013, Navistar filed a motion to dismiss the consolidated amended complaint. In July, 2014, the Court granted the defendants’ Motions to Dismiss, denied the lead plaintiff’s Motion to Strike as moot, and gave the lead plaintiff leave to file a second consolidated amended complaint by August 22, 2014.

In August, 2014, the plaintiff timely filed a Second Amended Complaint, which narrowed the claims in two ways. First, the plaintiff abandoned its claims against the majority of the defendants, asserting claims against only Navistar, Dan Ustian, A.J. Cederoth, Jack Allen, and Eric Tech. The plaintiff also shortened the putative class period by changing the class period commencement date from June 9, 2009 to March 10, 2010. Defendants filed their Motion to Dismiss the Second Amended Complaint in September, 2014. In November, 2014, the plaintiff voluntarily dismissed Eric Tech as a defendant. In July 2015, the court issued its Opinion and Order on Navistar’s Motion to Dismiss the Second Amended Complaint. The Motion to Dismiss was granted in part and denied in part. Specifically, the Court (i) dismissed all claims against Navistar, A.J. Cederoth and Jack Allen and (ii) dismissed all claims against Dan Ustian, except

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE E – CONTINGENCIES - Continued

for claims regarding two of Mr. Ustian’s statements. Further, all of the dismissed claims were dismissed with prejudice except for claims based on statements made subsequent to the last purchase of Navistar stock. The Court determined that the plaintiff lacked standing and dismissed those claims without prejudice. In December 2015, the parties reported a settlement in principle had been reached, subject to, among other things, final documentation, confirmatory discovery and Court approval. The Court filed a minute entry reflecting such report. In May 2016, the Court entered an order preliminarily approving the settlement, as well as the class notice to be sent in connection with the settlement. The Court Scheduled the Final Approval Hearing for October 25, 2016.

In March 2013, James Gould filed a derivative complaint on behalf of Navistar against Navistar and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, waste of corporate assets and were unjustly enriched in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, disgorgement of the proceeds of certain defendants’ profits from the sale of Navistar stock, and attorneys’ fees, among other relief. On May 3, 2013, the Court entered a Stipulation and Order to Stay Action, staying the case pending further order of the Court or entry of an order on the motion to dismiss the consolidated amended complaint in the 10b-5 Cases. On July 31, 2014, after the amended complaint was dismissed, the parties filed a status report, and the court entered an order on August 27, 2014 continuing the stay pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases. In November 2015, the existing stay order in this derivative action was further extended through March 22, 2016 and in March 2016, it was again extended through July 6, 2016.

In August 2013, Abbie Griffin, filed a derivative complaint in the State of Delaware Court of Chancery, on behalf of Navistar and all similarly situated stockholders, against Navistar, as the nominal defendant, and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, and attorneys’ fees, among other relief. On August 29, 2013, the Court entered an order staying the case pending resolution of the defendants’ Motion to Dismiss the consolidated amended complaint in the 10b-5 Cases. On August 5, 2014, the parties filed a status report with the Court requesting that the August 2013 stay order remain in place pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases and on November 9, 2014, the Court entered an order continuing the stay pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases. In August 2015, the court further extended the stay of this derivative action through December 3, 2015. In November 2015, the court further extended the stay through March 23, 2016 and in March 2016, the court further extended the stay until June 6, 2016.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE E – CONTINGENCIES - Continued

Based on our assessment of the facts underlying these matters described above, Navistar is unable to provide meaningful quantification of how the final resolution of these matters may impact the value of Navistar Common Stock investments made through participant’s 401(k) accounts.

Please see note H regarding Related Party Transactions.

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated May 10, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

An application for a determination was submitted by the Plan to the IRS on January 15, 2016 and the IRS acknowledged receipt of the application. The Plan awaits an IRS determination.

The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Master Trust has been amended since receiving the determination letter. However, the Plan Administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE G - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE H - RELATED-PARTY TRANSACTIONS

Great West Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

See note E regarding certain shareholder securities litigation involving Navistar as a defendant.

NOTE I - DELINQUENT PARTICIPANT CONTRIBUTIONS

There were no delinquent contributions identified during 2015.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE J - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2015	2014
Net assets available for benefits per financial statements	$722,394,557	$767,026,254
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(68,314)	649,550

Net assets available for benefits per Form 5500	$722,326,243	$767,675,804

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Change in net assets per financial statements	($44,631,697)
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(68,314)
Prior year	(649,550)

Change in net assets of Plan per Form 5500	($45,349,561)

NOTE K - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2015 through June 27, 2016, the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$9,265,145

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.